For Immediate Release 24 February 2010

Cadbury plc Announces Delisting of Cadbury American Depositary Shares

Cadbury plc (“Cadbury”) announced on 5 February 2010 its intention to delist its American Depositary Shares (“Cadbury ADSs”) from the New York Stock Exchange (“NYSE”), effective, in so far as practicable, on the same date as the cancellation of the listing of Cadbury ordinary shares on the Official List and of trading on the London Stock Exchange.

Cadbury today announces that it has filed a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) today to effect the delisting. Cadbury expects the filing to be effective prior to the opening of trading of the NYSE on Monday, 8 March 2010, at which point the Cadbury ADSs will be delisted from the NYSE. This follows Kraft Foods Inc.’s final recommended offer for Cadbury being declared wholly unconditional on 2 February 2010.

Following the delisting of the Cadbury ADSs from the NYSE, and if Cadbury can certify that there are fewer than 300 record holders of Cadbury ADSs, Cadbury intends to file a Form 15 with the SEC in order to deregister from the SEC and to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon the filing of the Form 15, Cadbury’s obligation to file periodic reports with the SEC under the Exchange Act will be suspended immediately. The deregistration will become effective 90 days after such filing, unless earlier withdrawn by Cadbury or denied by the SEC.

Enquiries

Cadbury plc

Henry Udow, Chief Legal Officer and Company Secretary

Tel: +44 (0)1895 615000

Forward Looking Statements

Except for historical information and discussions contained herein, certain statements in this announcement are “forward looking statements.” Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Cadbury’s or Cadbury’s industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. Cadbury does not undertake publicly to update or revise any forward looking statement that may be made in this announcement, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.

In evaluating forward looking statements, you should consider general economic conditions in the markets in which Cadbury operates, as well as the risk factors outlined in our most recent Form 20-F filed with the SEC and posted on Cadbury’s website www.cadbury.com. These materials should be viewed in conjunction with Cadbury’s periodic half yearly and annual reports and other filings filed with or furnished to the SEC, copies of which are available from Cadbury plc, Cadbury House, Sanderson Road, Uxbridge UB8 1DH, UK and from the SEC’s website at www.sec.gov.